Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of XpresSpa Group, Inc. of our report dated April 20, 2020 with respect to our audits of the consolidated financial statements of XpresSpa Group, Inc. (which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern), as of and for the years ended December 31, 2019 and 2018, which appear in the Annual Report on Form 10-K of XpresSpa Group Inc. for the year ended December 31, 2019. We also consent to the reference to our firm under the caption “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ CohnReznick LLP

Jericho, New York

July 24, 2020